[redacted]

11021932

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
WASH, D.C.
189

AD 4/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAYDEN STONE & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WILLIAM PENN PLACE, SUITE 3010
(No and Street)

PITTSBURGH (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN A. STEIGHNER 303-795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCCRORY & MCDOWELL LLC
(Name – *if individual, state last, first, middle name*)

20 STANWIX STREET (Address) PITTSBURGH (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

KA 4/22

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, KAREN A. STEIGHNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAYDEN STONE & CO., LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 10 day of March 2011

Notary Public

KAELA TEUNISSEN NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 05/02/2012

Signature

General Counsel

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAYDEN STONE & CO., LLC

Financial Statements and Supplementary Information

December 31, 2010

TABLE OF CONTENTS

MCCRORY & MCDOWELL LLC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

March 14, 2011

To the Member and Board of Directors
Hayden Stone & Co., LLC

We have audited the accompanying statement of financial condition of Hayden Stone & Co., LLC as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hayden Stone & Co., LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCrory & McDowell LLC

McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania

One Riverfront Center
20 Stanwix Street
Pittsburgh, PA 15222

P: 412-281-9690
F: 412-281-5925
www.mccmcd.com

HAYDEN STONE & CO., LLC

Statement of Financial Condition

ASSETS

		December 31, 2010
Cash	$	13,257
Deposit with Clearing Broker		25,000
Receivable from Clearing Broker		14,846
Rent Security Deposit		9,500
Property and Equipment, at Cost, Less Accumulated Depreciation of $54,226		31,783
Other Assets		10,547
TOTAL ASSETS	**$**	**104,933**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Note Payable - Demand	$	44,334
Accounts Payable and Accrued Expenses		4,574
		48,908
Member's Equity		56,025
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**104,933**

See accompanying notes.

HAYDEN STONE & CO., LLC
Statement of Operations

		For the Year Ended December 31, 2010
Revenues		
Commissions	$	178,134
Expenses		
Employee Compensation and Benefits		57,833
Brokerage, Exchange and Clearance Fees		24,081
Communications and Data Processing		10,601
Occupancy		72,172
General and Administrative Expenses		44,349
Other Expenses		905
		209,941
NET LOSS	**$**	**(31,807)**

See accompanying notes.

HAYDEN STONE & CO., LLC

Statement of Changes in Member's Equity

		For the Year Ended December 31, 2010
Member's Equity, December 31, 2009	$	51,879
Capital Contributions		62,100
Return of Capital to Member		(26,147)
Net Loss		(31,807)
MEMBER'S EQUITY, DECEMBER 31, 2010	**$**	**56,025**

See accompanying notes.

HAYDEN STONE & CO., LLC

Statement of Cash Flows

INCREASE (DECREASE) IN CASH

		For the Year Ended December 31, 2010
Cash Flows from Operating Activities		
Net Loss	$	(31,807)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation and Amortization Expense		14,915
(Increase) Decrease in:		
Deposit with Clearing Broker		(25,000)
Receivable from Clearing Broker		(5,346)
Other Assets		(7,248)
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses		(8,539)
		(63,025)
Cash Flows from Financing Activities		
Proceeds from Note Payable - Demand		28,283
Repayments of Note Payable - Demand		(2,271)
Return of Capital to Member		(26,147)
Capital Contributions		62,100
		61,965
Net Change in Cash		(1,060)
Cash at Beginning of Period		14,317
CASH AT END OF PERIOD	$	**13,257**

See accompanying notes.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Hayden Stone and Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a Pennsylvania single-member owned limited liability company. In May 2010, the Company became a registered broker and a member of the Financial Industry Regulatory Authority (FINRA), which permits the Company to engage in the brokerage of corporate debt and equity securities, mutual funds, U.S. government securities, and variable life insurance and annuity products. The Company's customer base consists mainly of retail and institutional investors in the greater Pittsburgh area.

Cash – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment, Net – Property and equipment are recorded at cost. Depreciation and amortization is computed for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets which fall within the following ranges for major asset classifications:

Office Furniture	7 Years
Office Equipment	3-7 Years
Leasehold Improvements	15-39 Years

Commissions and Commission Receivable – All security transactions are effected through a clearing broker (Legent) on a fully disclosed basis. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the provisions of Rule 15c3-3. Securities transactions, together with the related commissions and expenses, are recorded on a trade-date basis. Only amounts earned as commission are shown as revenue. Commissions receivable from clearing broker include only those amounts representing commissions earned but not received, and totaled $14,846 at December 31, 2010.

The Company provides for estimated losses on uncollectible commissions receivable based upon historical data and management's evaluation of the receivable balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance. Management reviewed the aged receivable as of December 31, 2010 and determined that no allowance for doubtful accounts was considered necessary. All commissions receivable are unsecured.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company has elected to be treated as a Sub-Chapter S Corporation for federal and state income tax purposes. In lieu of corporate taxes, the member is taxed on his proportionate share of the Company's taxable income. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

Uncertain Tax Positions – The Company established a policy for recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. The policy also provides guidance on recognition, derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company has determined that there are no unrecognized tax benefits or obligations at December 31, 2010 based on current facts and circumstances. Penalties and interest assessed by income taxing authorities would be included in operating expenses if incurred by the Company. The Company's open audit periods include 2007 through 2010.

Fair Value Measurement – FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1* – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- *Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- *Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Advertising – The Company expenses advertising as incurred. Advertising expense was $539 for the year ended December 31, 2010.

2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2010:

Office Equipment	$	35,481
Office Furniture		42,911
Leasehold Improvements		7,617
		86,009
Less : Accumulated Depreciation and Amortization		(54,226)
	$	**31,783**

Depreciation and amortization expense totaled $14,915 for the year ended December 31, 2010.

3. NOTE PAYABLE - DEMAND

The Company has a line of credit with PNC Bank, which provides for maximum borrowings of up to $50,000. Interest on the demand note payable is prime rate plus 1.25% (4.50% at December 31, 2010.) Repayments on the line of credit are guaranteed by the sole member. The outstanding balance was $44,334 as of December 31, 2010.

4. COMMITMENTS AND CONTINGENCIES

The Company has obligations under an operating lease with an initial non-cancelable term in excess of one year. Rent expense under this lease was $57,257 for the year ended December 31, 2010 and is included in the Occupancy expense line item on the Statement of Operations. It is anticipated that the lessor will release the Company from this lease obligation in 2011.

Future minimum payments under this non-cancelable operating lease are as follows as of December 31, 2010:

By:	December 31, 2011	$	57,000
	December 31, 2012		4,750
		$	**61,750**

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Substantially all revenue and associated receivables from clearing brokers are derived from various trading and brokerage activities conducted through a single clearinghouse firm.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2010, the Company had net capital of $8,095, which was $3,095 in excess of its required net capital of $5,000. The Company's net capital ratio was 6 to 1.

7. SUBSEQUENT EVENTS

The Company has evaluated all events through the date of the Independent Auditors' Report, which is the date the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

SUPPLEMENTARY INFORMATION

HAYDEN STONE & CO., LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Supplementary Information

		As of December 31, 2010
Total Member's Equity Qualified for Net Capital	$	56,025
Deductions/Charges		
Non-Allowable Assets:		
Rent Security Deposit		9,500
Property and Equipment, Net		31,783
Other Assets		6,647
		47,930
NET CAPITAL	**$**	**8,095**
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Note Payable - Demand	$	44,334
Accounts Payable and Accrued Expenses		4,574
TOTAL AGGREGATE INDEBTEDNESS	**$**	**48,908**
Minimum Net Capital Required	**$**	**5,000**
Excess Net Capital	**$**	**3,095**
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		6 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2010):

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	9,205
Allowable Assets Erroneously Reported as Nonallowable		2,500
Audit Adjustments to Record Additional Payables		(3,610)
		(1,110)
NET CAPITAL PER THE PRECEDING	$	**8,095**

McCRORY & McDOWELL LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

March 14, 2011

To the Member and Board of Directors
Hayden Stone & Co., LLC

In planning and performing our audit of the financial statements of Hayden Stone & Co., LLC, (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverfront Center
20 Stanwix Street
Pittsburgh, PA 15222

P: 412-281-9690
F: 412-281-5925
www.mccmcd.com

Associated with JHI

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 14, 2011. We also identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Hayden Stone & Co., LLC as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated March 14, 2011.

The follow conditions were determined to be material weaknesses:

Adjustments to the Financial Statements - During the course of our audit, we noted a significant number of transactions that were either not recorded or recorded incorrectly in the Company's accounting records. These transactions include the following:

- Adjustments to correct beginning general ledger balances
- Recording of all items payable at year end
- Recording of depreciation expense and accumulated depreciation for the year
- Capitalization of fixed assets

Accounting Personnel - The Company's office personnel responsible for the accounting and reporting functions lack the skills and knowledge to apply generally accepted accounting principles in recording the Company's financial transactions or preparing its financial statements.

Segregation of Duties - Most general ledger functions are performed by one individual. This same person is a corporate credit cardholder, and is responsible for making purchases, writing checks, signing checks, remitting payments, relieving payables, recording deposits and receiving bank statements. We recognize that the limited size of the Company makes segregation of these functions difficult. However, a comprehensive review of general ledger activity by an individual independent of the accounting function who possesses an adequate understanding of generally accepted accounting principles would significantly reduce the risks often inherent in a small Company's control structure.

QuickBooks File - The Company's QuickBooks file is regularly transferred between multiple individuals, which creates the risk of potential duplications, omissions and inaccuracies in recording transactions in the general ledger. Further, these transfers occur via unsecured means such as email, which could result in loss of sensitive company data. Management has indicated that steps have been taken subsequent to our audit to establish controls over the QuickBooks file to prevent erroneous entries. Additionally, it is our understanding that a formal monthly closing process has been implemented to lock down activity that has been finalized.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the information and use of the Member, the Board of Directors, management, and the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCrory & McDowell LLC

McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania

McCRORY & McDOWELL LLC